UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 333-174433
CUSIP Number: 73101T101

(Check One): [  ] Form 10-K [  ] Form 20-F [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: June 30, 2013

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Polar Petroleum Corp.
Full Name of Registrant

Former Name if Applicable
4300 B Street, Suite 505
Address of Principal Executive Office (Street and Number)
Anchorage, Alaska 99503
City, State and Zip Code

Copy to:

Adam S. Gottbetter, Esq.
Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY  10022
Phone:  (212) 400-6900
Facsimile:  (212) 400-6901

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): [X]

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following th e prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The registrant is unable to file its Annual Report on Form 10-Q for the quarter ended June 30, 2013 (the “Report”) by the prescribed date of August 14, 2013, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Barrett S. DiPaolo               (212)                 400-6900
         (Name)                      (Area Code)    (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  [X] Yes    [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Polar Petroleum Corp. (the “Company”) has not generated any revenues for the quarters ended June 30, 2013 and 2012.  The Company general and administrative expenses for the quarters ended June 30, 2013 and 2012, were $318,405 and $14,602, respectively.  Net loss for the quarters ended June 30, 2013 and 2012, was $320,394 and $14,632, respectively.
The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

Polar Petroleum Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: August 15, 2013	By:	/s/ Daniel Walker
Daniel Walker
President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).